SUB-ITEM 77E:  LEGAL PROCEEDINGS
Like many other mutual fund companies, in September 2003, Federated
Investors, Inc., the parent company of the Federated funds? advisers and distributor (collectively, ?Federated?), received detailed requests for information on shareholder trading activities in the Federated funds
(?Funds?) from the Securities and Exchange Commission,
 the New York State
Attorney General, and the National Association of
Securities Dealers.
Since that time, Federated has received additional inquiries from regulatory authorities on these and related matters, and more such inquiries may be received in the future.
As a result of these inquiries, Federated and
 the Funds have conducted
an internal investigation of the matters raised,
 which revealed instances
in which a few investors were granted exceptions to Federated?s internal procedures for limiting frequent transactions and that one of these investors
 made an additional investment in another
Federated fund.  The investigation
has also identified inadequate procedures which permitted a limited number of investors (including several employees) to engage in undetected frequent trading activities and/or the placement and acceptance of orders to purchase shares of
 fluctuating net asset value funds after the funds? closing times. Federated has issued a series of press releases describing
 these matters in greater
detail and emphasizing that it is committed to
 compensating the Funds for
any detrimental impact these transactions may have had on them. In that regard, on February 3, 2004, Federated and the independent directors of the Funds
announced the establishment by Federated of a restoration fund that is intended to cover any such detrimental impact. The press releases and related
communications are available in the ?About Us?
section of Federateds
website www.federatedinvestors.com, and any future
 press releases on this
subject will also be posted there.
Shortly after Federated?s first public announcement concerning the foregoing matters, and notwithstanding Federated?s commitment to taking remedial actions, Federated and various
Funds were named
as defendants in several class action lawsuits now pending in the
 United States District Court for the District of Maryland seeking damages of unspecified amounts. The lawsuits were purportedly
filed on behalf of people who purchased, owned and/or redeemed shares of Federated-sponsored mutual funds during specified periods beginning November 1, 1998. The suits are generally similar in alleging that Federated engaged in illegal and improper trading practices including market timing and late
trading in concert with certain institutional traders, which allegedly caused financial injury to the mutual fund shareholders.
Federated and various Funds have also been named as defendants in several additional lawsuits, the majority of which are now pending in the United States District Court for the Western
District of Pennsylvania, alleging, among other things, excessive advisory and rule 12b-1 fees, and seeking damages of unspecified
amounts.
The board of the Funds has retained the law firm
 of Dickstein,
Shapiro Morin & Oshinsky LLP to represent the
Funds in these
lawsuits. Federated and the Funds, and their respective counsel, are reviewing the allegations and will respond appropriately.
 Additional lawsuits based upon similar allegations may be filed in the future. The potential impact of these recent lawsuits and future potential similar suits is uncertain.
Although we do not
believe that these lawsuits will have a material
 adverse effect
on the Funds, there can be no assurance that
 these suits, the
ongoing adverse publicity and/or other developments
 resulting
from the regulatory investigations will not result in increased
 Fund redemptions, reduced sales of Fund shares, or other adverse consequences for the Funds.